

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Michael Massaro
CEO
Flywire Corporation
141 Tremont St #10
Boston, MA 02111

Re: Flywire Corporation
   Draft Registration Statement on Form S-1
   Filed March 11, 2021
   File No. 377-04390

Dear Mr. Massaro:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 11, 2021

Prospectus Summary, page 1

1.   When you indicate what you believe the "annual addressable global payment volume" is, please disclose the basis of that belief.

Risk Factors
Our clients in the education sector..., page 28

2.   In order to put this risk in context, please revise to state the amount of revenues and total payment volume you earn and process, respectively, from this industry. This comment applies to the next few risk factors that follow that relate to industry-specific risks.

We are exposed to fluctuations in foreign currency exchange rates..., page 36

3. In order to understand the magnitude of this risk, please revise to quantify the significant volume of cross-border payments you process.

Key Operating Metrics and Non-GAAP Financial Measures
Total Payment Volume, page 82

4. We note your disclosure throughout your prospectus regarding your 34.4% period-over-period increase in total payment volume comparing the year ended December 31, 2019 to the year ended December 31, 2020 and you state here that revenue growth depends upon increase in total payment volume. Please explain why your transaction revenue grew by 3.5% as compared to the 34.4% increase in total payment volume. If there are trends associated with increases in payment volume that may not necessarily result in increases in revenue, please revise to disclose as much.

Key Operating Metrics and Non-GAAP Financial Measures, page 82

5. Please revise to present the most directly comparable GAAP measures (revenue, gross margin, and net loss) in the table provided on page 82 pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

6. We note that management believes the presentation of the Non-GAAP measure "Adjusted Gross Margin" reflects the economic benefit of your solution. Please expand to explain what "economic benefit" means and to also explain why management believes this presentation provides useful information to investors in light of the fact that Gross Margin is already being presented. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Business, page 101

7. Please include a discussion of your foreign exchange process for international payments. To this end, we note that in your "International Payment Example" on page 101 you indicate that you "process the student's payment in their local currency [and manage] the foreign exchange." If, as a part of this management process, you take on foreign exchange risk, please include a discussion of how you manage that risk, for example with the foreign currency forwards you enter into. Please also provide the disclosure required by Item 305 of Regulation S-K or tell us why it is not required.

Top Payment Corridors, page 108

8. From this chart, it appears that most of the payments you process outside of the United States are from China and India. But, as you indicate on page F-11, in 2020 the country accounting for more than half of the 25.7 percent of your total revenue from clients outside the United States was the United Kingdom. No other country accounted for more than 10 percent of total revenue. Please explain.

You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services